SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                     FORM 11-K

               X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                       For the year ended December 31, 1994

                                      OR

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to __________

                         Commission file number 1-3480



                             MDU RESOURCES GROUP, INC.
                      TAX DEFERRED COMPENSATION SAVINGS PLAN


                             MDU RESOURCES GROUP, INC.
                              400 NORTH FOURTH STREET
                           BISMARCK, NORTH DAKOTA 58501

                                      CONTENTS



Required Information

     Financial Statements:

     Statements of Financial Condition -- December 31,
       1994 and 1993
     Statements of Income and Changes in Participants'
       Equity -- Years ended December 31, 1994, 1993
       and 1992
     Notes to Financial Statements

     Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
     Schedule II -- Allocation of Plan Assets and
       Liabilities to Investment Programs
     Schedule III -- Allocation of Plan Income and
       Changes in Plan Equity to Investment Programs

     Report of Independent Public Accountants

     Signature page

     Exhibit:

     Consent of Independent Public Accountants
                              MDU RESOURCES GROUP, INC.
                       TAX DEFERRED COMPENSATION SAVINGS PLAN


                          STATEMENTS OF FINANCIAL CONDITION
                                    December 31,


                                                         1994           1993
Assets:
   Investments -- (Schedule II)
     MDU Resources Group, Inc. common
       stock
       (1994 -- 1,759,315 shares,
          cost $36,580,556;
        1993 -- 1,658,016 shares,
          cost $32,827,415); . . . . . . . . . . .    $47,731,283    $52,227,496
     Other . . . . . . . . . . . . . . . . . . . . .    3,878,968      2,760,761

   Cash. . . . . . . . . . . . . . . . . . . . . . .            3             68

   Contributions receivable --
     Employers . . . . . . . . . . . . . . . . . . .       83,086         73,296
     Employees . . . . . . . . . . . . . . . . . . .      210,358        191,535

   Dividends and interest receivable . . . . . . . .      707,662        649,260

                                                      $52,611,360    $55,902,416


Participants' equity:
   Distributions due terminated
     participants. . . . . . . . . . . . . . . . . .  $ 1,747,667    $ 1,794,302

   Active participants' equity . . . . . . . . . . .   50,863,693     54,108,114

                                                      $52,611,360    $55,902,416




                     The accompanying notes are an integral part
                                of these statements.

                                MDU RESOURCES GROUP, INC.
                         TAX DEFERRED COMPENSATION SAVINGS PLAN


                STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                                Years ended December 31,
                                                1994           1993            1992
Investment income:
 (Schedule III)
  Dividends. . . . . . . . . . . . . . .    $ 2,791,695    $ 2,510,415     $ 2,231,359
  Interest . . . . . . . . . . . . . . .         24,039         34,835          22,838
  Capital gains. . . . . . . . . . . . .         12,091          1,143           3,437
  Other. . . . . . . . . . . . . . . . .           (183)          (465)           (286)
  Realized gain on
    distributions  . . . . . . . . . . .        996,155        762,719         271,144
  Unrealized appreciation
    (depreciation) on
     investments . . . . . . . . . . . .     (8,370,711)     7,552,520       2,495,116

                                             (4,546,914)    10,861,167       5,023,608

Contributions: (Schedule III)
  Employers. . . . . . . . . . . . . . .      1,081,356        929,657         879,097
  Employees. . . . . . . . . . . . . . .      3,194,009      2,403,883       2,245,782

    Total contributions. . . . . . . . .      4,275,365      3,333,540       3,124,879

Distributions to terminated
  participants . . . . . . . . . . . . .     (3,187,951)    (2,219,246)     (1,236,850)

Net transfers from Tax
  Deferred Compensation
  Savings Plan for
  Collective Bargaining
  Unit Employees . . . . . . . . . . . .        168,444        238,929          86,115

Increase (decrease) in
  participants' equity . . . . . . . . .     (3,291,056)    12,214,390       6,997,752

Participants' equity at
  beginning of year. . . . . . . . . . .     55,902,416     43,688,026      36,690,274

Participants' equity at
  end of year. . . . . . . . . . . . . .    $52,611,360    $55,902,416     $43,688,026




                       The accompanying notes are an integral part
                                  of these statements.
/TABLE

1.  Description of the Plan
    The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan (the Plan) was adopted on August 4, 1983, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1984, by the Company and its indirectly, wholly-owned subsidiary, Knife River Coal Mining Company (Knife River). Effective January 1, 1985, Williston Basin Interstate Pipeline Company (Williston Basin), another indirectly, wholly-owned subsidiary of the Company, also began to participate in the Plan. The Company, Knife River and Williston Basin are the Employers. Effective January 1, 1988 (Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. The fiscal year of the Plan (Plan Year) is the calendar year.
    The Board of Directors of the Company may amend or modify the Plan, and the Board of Directors of the Company, Knife River or Williston Basin may, at any time, terminate the Plan with respect to the respective Employer.
    The Plan is administered for the Company by a five-member committee (the Committee) appointed by the Chief Executive Officer of the Company.
    Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings.
    The Plan contains two parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust and 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the Effective Date.

Deferred Savings
    Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is not a collective bargaining unit employee is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan on January 1, April 1, July 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf. A former participant or eligible employee who is reemployed shall again become eligible to become a participant on the first day of the month following the employee's return to employment as an eligible employee.
    Upon becoming a participant, and in January, April, July and October of each subsequent year, each participant may, by filing a written election with the Committee or via the Benefits Advantage Hotline, authorize the participant's Employer to contribute to the Plan on such participant's behalf by payroll reduction. The Benefits Advantage Hotline is operated by the trustee, Norwest
Bank Minnesota, N.A. The Plan allows contributions by participants varying from one percent (1%) through ten percent (10%), in one percent increments, of eligible compensation for each pay period. In addition, effective January 1, 1994, the Plan began accepting rollover contributions from other qualified retirement plans or an IRA that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto. Such savings contributions on behalf of a participant are credited to the participant's Savings Contribution Account. An election is made by each participant to allocate contributions to any or all of the five available investment options. The investment election made must be designated in ten percent (10%) increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund and a short-term investment fund. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are withheld. Eligible compensation is the employee's total compensation (not in excess of $150,000) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
    A participant may authorize suspension of such participant's savings contributions to the Plan for a minimum period of three
(3) months by filing a written election with the Committee or via the Benefits Advantage Hotline. Such suspension of savings contributions is effective no later than the first pay period coincident with or next following 30 days after the election to suspend is received by the Trustee or the Committee. Suspended savings contributions may not be made up by savings contributions at a later time.
    Each participant's Employer makes a monthly contribution, equal to fifty percent (50%) of such participant's monthly savings contributions up to six percent (6%) of eligible compensation, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
    A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable.
    The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code (the Code) for the calendar year. For each participant, contributions credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
    Once each month, the Employers pay all authorized contributions withheld from the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of the Trust Agreement executed with Norwest Bank Minnesota, N.A. effective January 1, 1994. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. Under the terms of the Trust Agreement, the trustee may also purchase shares of authorized but unissued common stock directly from the Company. The funds contributed to the equity indexed mutual fund are invested in the Vanguard Index-500 Portfolio (Vanguard), which trades in the 500 common stocks listed on the Standard & Poor's
500 Composite Stock Price Index. The funds contributed to the bond market indexed fund are invested through Mellon Bank in the Dreyfus Bond Market Index Fund (Mellon), which invests in corporate bonds which attempt to match the Lehman Brothers Government/Corporate Bond Index. The funds contributed to the balanced fund are invested in the Fidelity Balanced Fund (Fidelity), which invests in high-yielding securities including common stocks, preferred stocks and bonds. The funds contributed to the short-term investment fund (STIF) are invested in short-term high quality money market investments.
    Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
    The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be either as a single sum or in annual installments over a period not to exceed ten (10) years, as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
    Upon written application to the Committee, a participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

ESOP
    Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the Effective Date or the date as of which an ESOP account is established under the Plan, whichever is later.
    As of the Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
    A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
    The amount credited to a participant's ESOP Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be either as a single sum or in annual installments over a period not to exceed ten (10) years, as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. The amount credited to such account will be paid as soon as practicable after such amount is ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such account exceeds $3,500.
    Each participant who has attained age 55 and who has completed at least 10 years of participation under the ESOP or ESOP feature of the Plan is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986.

2.  Summary of significant accounting policies
Investment valuation --
    Investments held by the Plan are carried at market value. Market value for Mellon is determined from several independent pricing sources. Market value for STIF approximates cost. Market value of the Plan's other investments are based on published market quotations.

Contributions --
    Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
    Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments
    The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1994, 1993 and 1992 was as follows:

                        Deferred Savings                           ESOP
                    1994       1993        1992         1994        1993        1992
MDU Stock:
  Number of
    shares          66,558      44,875      33,262       34,169      26,089      14,221
  Market value  $1,995,339  $1,302,291    $804,491   $1,027,066    $753,857    $343,559
  Average cost  $1,480,531    $928,280    $657,611     $553,429    $396,305    $209,401
Cash              $152,158    $151,814     $82,936      $13,388     $11,284      $5,864

    The net changes in unrealized appreciation of Plan investments during 1994, 1993 and 1992 were as follows:

                        Deferred Savings                           ESOP
                    1994       1993        1992         1994        1993        1992
Unrealized
  appreciation
  at
  January 1    $11,586,491 $ 6,355,085  $4,660,334   $8,093,528  $5,772,414  $4,972,049
Change during
  the year      (5,720,965)  5,231,406   1,694,751   (2,649,746)  2,321,114     800,365

Unrealized
  appreciation
  at
  December 31  $ 5,865,526 $11,586,491  $6,355,085   $5,443,782  $8,093,528  $5,772,414

4.  Federal income taxes
    The Internal Revenue Service has issued a letter of determination that the Plan meets the requirements of Sections 401(a) and 401(k) of the Code and that the related trust is exempt from federal income taxes under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
    Under current law, the amount taxable as ordinary income may be eligible for either a special five-year or ten-year averaging method of taxation if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
    Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an Individual Retirement Account (IRA) or another employer plan that accepts rollovers. If a participant chooses this option, such participant is not taxed until the participant later receives a distribution from the IRA or the employer plan.
    The foregoing covers only the general federal income tax aspects of Plan participation and distributions.
    Based upon the provisions of the Tax Reform Act of 1986, certain Plan amendments have been approved by the Board of Directors of the Company so as to maintain the Plan as a qualified plan under the Code. The Company filed the plan amendments with the Internal Revenue Service in 1994 to receive final determination. The
Company believes the Plan, as amended, will remain exempt from federal income tax.








                                    SUPPLEMENTAL

                                      SCHEDULES

                                                                                             Schedule II
                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1994
                                                                                                         Total
                               ESOP                           Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Assets:
  Investments --
    Participants                     815        1,114          612       308       193         29
    Number of shares/
      units                      511,654    1,247,661       64,798    83,896    21,628     64,938       1,482,921    1,994,575
    Cost                     $ 8,436,469  $28,144,087   $2,587,680  $793,268  $274,502    $64,939     $31,864,476  $40,300,945

    Market value             $13,880,250  $33,851,033   $2,784,408  $763,798  $265,824    $64,938     $37,730,001  $51,610,251

  Cash                                 1          ---          ---       ---         1          1               2            3

  Contributions
    receivable --
    Employers                        ---       83,086          ---       ---       ---        ---          83,086       83,086
    Employees                        ---      129,889       49,913    12,006    17,265      1,285         210,358      210,358

  Dividends and
    interest receivable          205,481      497,855          ---     4,017       ---        309         502,181      707,662
                             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360

Participants' equity:
  Distributions due
    terminated
    participants             $   501,455  $ 1,208,696   $   15,576  $ 10,270  $ 11,670    $   ---     $ 1,246,212  $ 1,747,667

  Active participants'
    equity                    13,584,277   33,353,167    2,818,745   769,551   271,420     66,533      37,279,416   50,863,693
                             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360






                                            The accompanying notes are an integral part
                                                         of this schedule.
/TABLE

                                                                                                 Schedule II
                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1993
                                                                                                    Total
                                      ESOP                     Deferred Savings                   Deferred
                                    MDU Stock       MDU Stock       Vanguard        Mellon         Savings          Total
Assets:
  Investments --
    Participants                           832             996            553           276
    Number of shares/
      units                            515,471       1,142,545         49,737         1,814        1,194,096       1,709,567
    Cost                           $ 8,143,807     $24,683,608     $1,925,677      $555,146      $27,164,431     $35,308,238

    Market value                   $16,237,335     $35,990,161     $2,179,958      $580,803      $38,750,922     $54,988,257

  Cash                                      18              50            ---           ---               50              68

  Contributions
    receivable --
    Employers                              ---          73,296            ---           ---           73,296          73,296
    Employees                              ---         124,834         52,555        14,146          191,535         191,535

  Dividends and
    interest receivable                201,034         445,592            ---         2,634          448,226         649,260
                                   $16,438,387     $36,633,933     $2,232,513      $597,583      $39,464,029     $55,902,416

Participants' equity:
  Distributions due
    terminated
    participants                   $   587,451     $ 1,178,525     $   23,465      $  4,861      $ 1,206,851     $ 1,794,302

  Active participants'
    equity                          15,850,936      35,455,408      2,209,048       592,722       38,257,178      54,108,114
                                   $16,438,387     $36,633,933     $2,232,513      $597,583      $39,464,029     $55,902,416



                                            The accompanying notes are an integral part
                                                         of this schedule.
/TABLE

                                                                                                 Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1994
                                                                                                         Total
                               ESOP                           Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Investment income:
  Dividends                  $   802,609  $ 1,884,703   $   70,960  $ 29,186  $  4,237    $   ---     $ 1,989,086  $ 2,791,695
  Interest                         2,535        8,745          167    11,167        51      1,374          21,504       24,039
  Capital gains                      ---          ---       12,091       ---       ---        ---          12,091       12,091
  Other                              ---          ---          (10)     (145)      ---        (28)           (183)        (183)
  Realized gain (loss) on
    distribution                 479,306      521,651        4,224    (9,026)      ---        ---         516,849      996,155
  Unrealized depreciation
    on investments            (2,649,746)  (5,599,607)     (57,553)  (55,127)   (8,678)       ---      (5,720,965)  (8,370,711)
                              (1,365,296)  (3,184,508)      29,879   (23,945)   (4,390)     1,346      (3,181,618)  (4,546,914)
Contributions:
  Employers --
    MDU                              ---      720,221          ---       ---       ---        ---         720,221      720,221
    Williston Basin                  ---      175,905          ---       ---       ---        ---         175,905      175,905
    Knife River                      ---      185,230          ---       ---       ---        ---         185,230      185,230
                                     ---    1,081,356          ---       ---       ---        ---       1,081,356    1,081,356
  Employees --
    MDU                              ---    1,194,383      473,220   103,707   120,328      5,903       1,897,541    1,897,541
    Williston Basin                  ---      268,320      116,208    33,893    29,222      2,008         449,651      449,651
    Knife River                      ---      462,587      211,680   161,117     8,224      3,209         846,817      846,817
                                     ---    1,925,290      801,108   298,717   157,774     11,120       3,194,009    3,194,009
    Total contributions              ---    3,006,646      801,108   298,717   157,774     11,120       4,275,365    4,275,365

Distributions to
  terminated
  participants                (1,040,454)   (2,071,259)    (53,547)  (21,441)   (1,250)       ---      (2,147,497)  (3,187,951)

Transfers of
  participants' equity:
  Fund to fund                       ---       81,140     (190,274)  (75,889)  130,956     54,067             ---          ---
  Plan to Plan                    53,095       95,911       14,642     4,796       ---        ---         115,349      168,444

Increase (decrease) in
  participants' equity        (2,352,655)  (2,072,070)     601,808   182,238   283,090     66,533        (938,401)  (3,291,056)

Participants' equity
  at beginning of year        16,438,387   36,633,933    2,232,513   597,583       ---        ---      39,464,029   55,902,416

Participants' equity
  at end of year             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360


                                            The accompanying notes are an integral part
                                                         of this schedule.
/TABLE

                                                                                                  Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1993
                                                                                                    Total
                                          ESOP                  Deferred Savings                  Deferred
                                       MDU Stock        MDU Stock     Vanguard      Mellon         Savings         Total
Investment income:
  Dividends                            $   780,816     $ 1,678,437   $   51,162    $    ---      $ 1,729,599     $ 2,510,415
  Interest                                     ---             ---          ---      34,835           34,835          34,835
  Capital gains                                ---             ---        1,143         ---            1,143           1,143
  Other                                        ---             ---          (10)       (455)            (465)           (465)
  Realized gain on distributions           363,469         395,807        3,443         ---          399,250         762,719
  Unrealized appreciation
    on investments                       2,321,113       5,104,567      114,118      12,722        5,231,407       7,552,520

                                         3,465,398       7,178,811      169,856      47,102        7,395,769      10,861,167
Contributions:
  Employers --
    MDU                                        ---         675,823          ---         ---          675,823         675,823
    Williston Basin                            ---         175,143          ---         ---          175,143         175,143
    Knife River                                ---          78,691          ---         ---           78,691          78,691

                                               ---         929,657          ---         ---          929,657         929,657
  Employees --
    MDU                                        ---       1,113,838      508,800     128,763        1,751,401       1,751,401
    Williston Basin                            ---         256,273      138,068      41,357          435,698         435,698
    Knife River                                ---         158,257       47,823      10,704          216,784         216,784

                                               ---       1,528,368      694,691     180,824        2,403,883       2,403,883
    Total contributions                        ---       2,458,025      694,691     180,824        3,333,540       3,333,540

Distributions to terminated
  participants                            (765,141)     (1,414,028)     (29,057)    (11,020)      (1,454,105)     (2,219,246)

Transfers of participants' equity:
  Fund to fund                                 ---         121,180     (101,643)    (19,537)             ---             ---
  Plan to Plan                              87,392         125,933       22,014       3,590          151,537         238,929

Increase in participants' equity         2,787,649       8,469,921      755,861     200,959        9,426,741      12,214,390

Participants' equity at
  beginning of year                     13,650,738      28,164,012    1,476,652     396,624       30,037,288      43,688,026

Participants' equity at
  end of year                          $16,438,387     $36,633,933   $2,232,513    $597,583      $39,464,029     $55,902,416



                                            The accompanying notes are an integral part
                                                         of this schedule.
/TABLE

                                                                                                    Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1992
                                                                                                    Total
                                          ESOP                  Deferred Savings                  Deferred
                                       MDU Stock        MDU Stock     Vanguard      Mellon         Savings         Total
Investment income:
  Dividends                            $   736,368     $ 1,461,966   $   33,025   $     ---      $ 1,494,991     $ 2,231,359
  Interest                                     ---             ---          ---      22,838           22,838          22,838
  Capital gains                                ---             ---        3,437         ---            3,437           3,437
  Other                                        ---             ---          (10)       (276)            (286)           (286)
  Realized gain (loss) on
   distributions                           109,106         162,355         (275)        (42)         162,038         271,144
  Unrealized appreciation
    on investments                         800,365       1,636,486       57,290         975        1,694,751       2,495,116

                                         1,645,839       3,260,807       93,467      23,495        3,377,769       5,023,608
Contributions:
  Employers --
    MDU                                        ---         633,750          ---         ---          633,750         633,750
    Williston Basin                            ---         172,621          ---         ---          172,621         172,621
    Knife River                                ---          72,726          ---         ---           72,726          72,726

                                               ---         879,097          ---         ---          879,097         879,097
  Employees --
    MDU                                        ---       1,054,622      453,585     116,623        1,624,830       1,624,830
    Williston Basin                            ---         248,217      125,144      43,196          416,557         416,557
    Knife River                                ---         154,775       40,890       8,730          204,395         204,395

                                               ---       1,457,614      619,619     168,549        2,245,782       2,245,782
    Total contributions                        ---       2,336,711      619,619     168,549        3,124,879       3,124,879

Distributions to terminated
  participants                            (349,423)       (870,051)     (16,806)       (570)        (887,427)     (1,236,850)

Transfers of participants' equity:
  Fund to fund                                 ---          (1,121)      15,653     (14,532)             ---             ---
  Plan to Plan                              43,549          40,510        2,026          30           42,566          86,115

Increase in participants' equity         1,339,965       4,766,856      713,959     176,972        5,657,787       6,997,752

Participants' equity at
  beginning of year                     12,310,773      23,397,156      762,693     219,652       24,379,501      36,690,274

Participants' equity at
  end of year                          $13,650,738     $28,164,012   $1,476,652    $396,624      $30,037,288     $43,688,026


                                            The accompanying notes are an integral part
                                                         of this schedule.
/TABLE

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU RESOURCES GROUP, INC. TAX DEFERRED COMPENSATION SAVINGS PLAN as of December 31, 1994 and 1993, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1994. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1994 and 1993, and the results of its operations and the changes in its participants' equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ ARTHUR ANDERSEN LLP
                                             ARTHUR ANDERSEN LLP





Minneapolis, Minnesota
March 22, 1995


Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           MDU RESOURCES GROUP, INC.
                                           TAX DEFERRED COMPENSATION
                                           SAVINGS PLAN



Date: March 29, 1995                     By  /s/ Douglas C. Kane
                                               Douglas C. Kane (Chairman)